Exhibit 99.1
For Immediate Release: August 6, 2009
For More Information, Contact:
Thomas C. Leonard, Senior Vice President and Chief Financial Officer
Phone: 603-913-2300
Fax: 603-913-2305
Pennichuck Corporation Announces Second Quarter 2009 Results
Earnings Essentially Flat With Prior Year
MERRIMACK, NH (August 6, 2009) — Pennichuck Corporation (NASDAQ: PNNW) today announced that net income for its second quarter ended June 30, 2009 was $763,000, or $.18 per share (diluted), on revenues of $8.5 million. Adjusted for eminent domain-related costs in the quarter, earnings would have been $.19 per share (diluted). This compares to net income of $792,000, or $.19 per share (diluted), for the same quarter in 2008, on revenues of $7.9 million. There were essentially no eminent domain-related costs in the second quarter of 2008.
Higher revenues for the second quarter of 2009 resulted from increased water rates granted to the Company’s Pennichuck Water and Pittsfield Aqueduct regulated water utility subsidiaries in December 2008, higher non-regulated water services revenue, and a take-or-pay payment from an industrial customer that was recognized as revenue in the quarter, net of the effects of year-over-year lower water usage volumes. Residential customer water usage, which comprised approximately 67% of total water demand, decreased 3% for the three months ended June 30, 2009 compared to the same period in 2008. For the same comparative periods, commercial customer water usage, which comprised approximately 14% of total water demand, decreased 4%. These decreases in water usage volumes were due to the combined effects of the current economic recession, an unusually rainy June and continued conservation efforts by our customers. Also in the second quarter of 2009, industrial customer water usage, which comprised approximately 14% of total water demand, was down compared to the same period in 2008 due principally to a drop in usage by a large industrial customer that resulted from an energy conservation program implemented by that customer in the third quarter of 2008. However, the revenue effect of this industrial usage decline was more than offset by the take-or-pay payment from that customer pursuant to the terms of its supply contract, which payment was recognized as revenue in the second quarter of 2009. Looking ahead, year-over-year comparative demand by that industrial customer is expected to generally stabilize beginning in the third quarter of 2009. The Company’s total combined utility customer base as of June 30, 2009 and June 30, 2008 was 33,400 and 33,100, respectively, an increase of approximately 1%.
Earnings for the second quarter of 2009 were essentially flat with earnings for the same quarter in the preceding year due to the combined effects of higher second quarter 2009 water utility operating expenses and non-regulated service business operating expenses, coupled with lower second quarter 2009 Allowance for Funds Used During Construction (“AFUDC”) and interest income. Higher water utility operating expenses included increased general and administrative costs, increased customer accounting expenses and increased transmission and distribution expenses, offset in part by lower production costs. Eminent domain-related costs were $70,000 in the second quarter of 2009 compared to $4,000 in the same quarter of the prior year.

For the six months ended June 30, 2009, net income was $695,000, or $.16 per share (diluted), on revenues of $15.5 million. Adjusted for eminent domain-related costs in the period, earnings would have been $.19 per share (diluted). This compares to net income of $3.3 million, or $.77 per share (diluted), for the same period in 2008, on revenues of $14.7 million. The prior year’s first half net income was higher due principally to a non-operating, after-tax gain of approximately $2.3 million from the sale of the Company’s interests in three commercial office buildings (the “HECOPs”) in Merrimack, New Hampshire. Excluding the gain from the sale of the HECOPs and excluding first half 2008 eminent domain-related costs, earnings for the six months ended June 30, 2008 would have been approximately $.24 per share (diluted). The decrease from $0.24 per share to $.19 per share was due principally to lower AFUDC and lower interest income in the current year. Eminent domain-related costs were $188,000 in the first half of 2009 compared to $16,000 in the first half of 2008. Operating income of $3.1 million for the first half of 2009 was essentially unchanged from 2008.
Pennichuck Water currently has a rate case before the New Hampshire Public Utilities Commission (“NHPUC”) that, if approved in its entirety, would result in an annualized increase in revenues of approximately $5.1 million. This rate case was filed to recover increased operating expenses and to obtain recovery of and a return on capital improvements principally for the then ongoing major upgrade to the Company’s water treatment plant, the replacement of a 5.5 million gallon water tank, the installation of radio meter reading equipment and the replacement of aging infrastructure. In December 2008, the NHPUC issued an order granting Pennichuck Water an annualized temporary increase in revenues of approximately $2.4 million, or 11%. At a hearing on May 19, 2009, the Company and the NHPUC Staff presented a settlement agreement to the NHPUC Commissioners which proposes a permanent rate increase of approximately $4.7 million, or 22%. This includes a proposed 10.4% step increase to be effective for bills rendered from and after the date of issuance by the NHPUC of a final order for this rate case. While the Company anticipates that a final order should be issued at any time, its timing and terms are subject to the discretion of the NHPUC. The estimated dollar amounts and percentages herein are based on 2007 water usage volumes.
Pittsfield Aqueduct also has a rate case before the NHPUC pursuant to which, in December 2008, the NHPUC issued an order granting Pittsfield Aqueduct an annualized temporary increase in revenues of approximately $666,000. In January 2009, Pittsfield Aqueduct filed a motion with the NHPUC to extend the procedural schedule and to allow it to modify its request for permanent rate relief. A final hearing on this case regarding the establishment of permanent rates is scheduled for late September of this year.

The temporary rate relief that has been granted by the NHPUC for both Pennichuck Water and Pittsfield Aqueduct does not necessarily reflect the ultimate outcome of the underlying requests for permanent rate relief. Any difference between the temporary rate relief that has been granted and the permanent rates ultimately approved by the NHPUC for these utilities will be reconciled upon the approval of permanent rates.
Regarding the Company’s eminent domain dispute with the City of Nashua, New Hampshire (“Nashua”), both the Company and Nashua have filed appeals with the New Hampshire Supreme Court (the “Court”). The Court has agreed to hear the appeals and has set a briefing schedule, but has not yet set a date for oral arguments. The Company’s initial brief is currently scheduled to be filed with the Court on September 14, 2009. The Company expects that the Court is not likely to render a decision before early 2010.
Commenting on the Company’s results for the quarter, Duane C. Montopoli, Pennichuck’s President and Chief Executive Officer, said, “Considering the current economic recession and the abnormally wet June, we are pleased to have generally maintained our earnings level in the second quarter. Looking ahead, and considering the pending Pennichuck Water rate case before the NHPUC, we believe we are well positioned to benefit from any movement back to historical norms with respect to the economy and the weather.” Commenting on the ongoing eminent domain dispute with the City of Nashua, he added, “We continue to believe that, subject to gaining required approvals, a stock acquisition of Pennichuck by Nashua in full settlement of this dispute could result in significantly better economics for all parties relative to an eminent domain taking pursuant to the terms of the July 2008 NHPUC order.”
Pennichuck Corporation is a holding company involved principally in the supply and distribution of potable water in New Hampshire through its three regulated water utilities. Its non-regulated, water-related activities include operations and maintenance contracts with municipalities and private entities in New Hampshire and Massachusetts. The Company’s real estate operations are involved in the ownership, management and commercialization of real estate in southern New Hampshire.
Pennichuck Corporation’s common stock trades on the Nasdaq Global Market under the symbol “PNNW.” The Company’s website is at www.pennichuck.com.
This news release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Pennichuck Corporation. Forward-looking statements are based on current information and expectations available to management at the time the statements are made, and are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the results of the appeal to the New Hampshire Supreme Court of the reaffirmed eminent domain order of the New Hampshire Public Utilities Commission in favor of the City of Nashua, New Hampshire; the impact of an eminent domain taking by Nashua on business operations and net assets; legislation and/or regulation and accounting factors affecting Pennichuck Corporation’s financial condition and results of operations; the availability and cost of capital, including the impact on our borrowing costs of changes in interest rates; and, the impact of weather. Investors are encouraged to access Pennichuck Corporation’s annual and quarterly periodic reports filed with the Securities and Exchange Commission for financial and business information regarding Pennichuck Corporation, including a more detailed discussion of these and other risks and uncertainties that could affect Pennichuck Corporation’s forward-looking statements. We undertake no obligation to update or revise publicly any forward-looking statement.

Pennichuck Corporation and Subsidiaries
Comparative Financial Results

Quarter Ended June 30:	2009	2008
Operating Revenues	$8,452,000	$7,940,000
Operating Income	$2,239,000	$2,046,000
Net Income	$763,000	$792,000
Earnings Per Common Share:
Basic	$0.18	$0.19
Diluted	$0.18	$0.19
Weighted Average Common Shares Outstanding:
Basic	4,253,870	4,235,847
Diluted	4,272,528	4,266,998

Six Months Ended June 30:	2009	2008
Operating Revenues	$15,475,000	$14,682,000
Operating Income	$3,069,000	$3,052,000
Net Income	$695,000	$3,282,000
Earnings Per Common Share:
Basic	$0.16	$0.78
Diluted	$0.16	$0.77
Weighted Average Common Shares Outstanding:
Basic	4,253,218	4,233,288
Diluted	4,263,124	4,269,109

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